January 14, 2004








VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission 450 Fifth Street, NW Washington, D.C. 20549-0408

   Re:  Win Or Lose Acquisition Corporation (the "Registrant")
        Certification and Notice of Termination of Registration Under
        Section 12(g)
        of the Securities Exchange Act of 1934.

        Commission File No. 000-32783

Ladies and Gentlemen,

       On November 14, 2003, Win or Lose Acquisition Corporation filed a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934. The above-referenced was based on the erroneous assumption that Commission Rule 419 required such action.

       Since termination of our registration under Section 12(g) is not a requirement of Rule 419, Win or Lose Acquisition Corporation hereby withdraws its Form 15 Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934 and confirms that it will, within 60 days file with the Commission all reports what would have been required had the certification on Form 15 not been filed.


             Win or Lose Acquisition Corporation

                                        /s/
             Sally A. Fonner, President

                                        /s/
             Rachel A. Fefer, Secretary/Treasurer and Director

                                        /s/
             John L. Petersen, General Counsel and Director

                                        /s/
             Mark R. Dolan, Executive Vice President and Director